Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
March 31, 2004.

Item 3	News Release
The news release was disseminated on March 31, 2004 by CCN Matthews using several broad distribution networks in North America.

Item 4	Summary of Material Change
Silver Standard Resources Inc. is pleased to announce an option agreement to purchase a 100% interest in silver resources contained in the Berenguela project in Peru. The property is located 50 kilometers west of Juliaca in southern Peru and was mined continuously from 1905 to 1965 as a silver-copper mine.

Silver Standard has agreed to pay US$20,000 on signing the agreements and to pay US$180,000 and issue 17,500 common shares of Silver Standard on TSX Venture Exchange acceptance. In addition, Silver Standard will carry out an exploration program estimated to cost a minimum of US$500,000 for drilling to expand the property resource, complete a resource estimate in accordance with Canada’s National Instrument 43-101 and initiate prefeasibility work.

Item 5	Full Description of Material Change
See attached news release 04-7.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 5, 2004.

March 31, 2004	Trading Symbols:
News Release 04-07	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD OPTIONS IN-GROUND SILVER RESOURCES IN PERU;
RESOURCE BASE TO INCREASE BY 56 MILLION OUNCES

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to announce an option agreement to purchase a 100% interest in silver resources contained in the Berenguela project in Peru. The property is located 50 kilometers west of Juliaca in southern Peru and was mined continuously from 1905 to 1965 as a silver-copper mine. Production totalled approximately 500,000 tonnes at an average grade of 750 grams of silver per tonne (approximately 550,000 tons at an average grade of 21.9 ounces of silver per ton), for total silver production exceeding 11 million ounces.

Under the terms of agreements with Sociedad Minera Berenguela S.A. and Fossores Ltd., holder of the property and owner of the data, respectively, Silver Standard has agreed to pay US$20,000 on signing the agreements and to pay US$180,000 and issue 17,500 common shares of Silver Standard on TSX Venture Exchange acceptance. In addition, Silver Standard will carry out an exploration program estimated to cost a minimum of US$500,000 for drilling to expand the property resource, complete a resource estimate in accordance with Canada’s National Instrument 43-101 and initiate prefeasibility work.

Silver Standard may exercise the option within 16 months by paying US$0.04 to US$0.06 per resource ounce in a blend of cash and shares depending on silver prices and, on exercise, own the rights to the silver. Based on current silver prices, silver resource acquisition costs at Berenguela would be US$0.06 per ounce. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

Following the exercise of its option to acquire the silver resources at Berenguela, and until a plant is built to recover the copper and manganese, Silver Standard will have the right to exploit the silver when the price of silver equals or exceeds US$7.00 per ounce for a minimum of six months. In the event a plant is built to recover the copper and manganese, Silver Standard may elect for the owner of the property to operate a silver recovery plant.

In the 1960's, Charter Consolidated Mining Co. and Asarco Inc. each explored the Berenguela property. The two companies completed a total of 6,600 meters of diamond drilling and channel-sampled underground workings at 1.5-meter intervals over 5,108 meters. At the time, based on this work, Charter Consolidated estimated a mineable ore reserve for the property of:

Ore (in tonnes)	Silver (in g/t)	Silver (in oz/ton)	Contained Silver (in ounces)	Copper (in %)	Manganese (in %)
14,000,000	125	3.65	56,300,000	1.32	18.0

This mineable ore reserve was estimated in the 1960‘s prior to the adoption of Canada’s National Instrument 43-101. Since the completion of the mineable ore reserve estimate, no significant amount of ore has been mined from the property.

Charter Consolidated’s mineable ore reserve has been reviewed by an engineering consulting firm and is understood to be a reliable estimate of the defined mineral resources on the property. Under NI 43-101, the mineable reserve would be classified as a mineral reserve or mineral resource, depending on metal prices. Additional drilling planned by Silver Standard will provide more data for a new resource estimate. The potential for increasing silver resources is considered to be excellent. The orebody outcrops and is amenable to bulk tonnage, open pit mining methods.

The Berenguela project complements Silver Standard’s existing, large in-ground silver resources at an acquisition cost consistent with the company’s strategy of acquiring silver ounces that are accretive to shareholder value.

Silver Standard Resources Inc. is a well-financed silver resource company with $60 million in cash, excluding marketable securities. The company continues to seek resource growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “mineral reserve” and “mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.